Exhibit 23.3

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Registration Statement of Minerva Neurosciences, Inc. on Form S-1 of our report dated February 14, 2014 related to the financial statements of Sonkei Pharmaceuticals, Inc. (Sonkei) as of and for the years ended December 31, 2012 and 2011 and for the period from August 29, 2008 (date of incorporation) to December 31, 2012 (which report expresses an unqualified opinion and includes emphasis of matter paragraphs referring to1) substantial doubt about Sonkei’s ability to continue as a going concern and 2) Sonkei’s merger into Cyrenaic Pharmaceuticals, Inc.), appearing in the prospectus, which is part of this Registration Statement, and to the reference to us under the heading “Experts” in such prospectus.

/s/ DELOITTE & TOUCHE LLP

Parsippany, New Jersey
April 9, 2014